SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: July 27th, 2009

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS FINANCIAL
RESULTS FOR Q2 2009

– Continued Profitability & Strong Cash Flow Despite Difficult Markets –
– Signs Indicate a Return to Growth in H2 –

        KFAR SAVA, Israel – July 27, 2009 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported its financial results for the second quarter and first six months ended June 30, 2009.

        Revenues for the second quarter of 2009 were $4.0 million, a decrease of 22% compared with $5.2 million in the second quarter of 2008. The reduction reflects the factors reported in the previous quarter, including the significant reduction in ongoing purchase orders received from our customers as a result of the difficult global IT market environment. Despite the lower sales, the Company delivered net income for the period of $256,000, or $0.04 per share (basic and diluted), compared with $323,000, or $0.05 per share (basic and diluted) for the second quarter of 2008.

        Revenues for the first half of 2009 were $9.1 million compared with $12.9 million for the first half of 2008. Net income for the six-month period was $1.1 million, or $0.16 per diluted share ($0.17 per basic share), compared with $2.1 million, or $0.30 per diluted share ($0.31 per basic share), for the first six months of 2008.

        As of June 30, 2009, the Company’s cash, cash equivalents and marketable securities totaled $41.1 million, up $1.1 million compared with the end of the first quarter of 2009, and up $1.9 million compared with the end of 2008.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are pleased to report another profitable quarter of cash generation and strategic progress despite the global economic challenges of the past year, and see a number of signs that point towards a return of our business to growth in the second half of the year and beyond.”

        Mr. Orbach continued, “We continue to be very optimistic regarding our long-term prospects, based primarily on three encouraging factors. First, the underlying trends that built our business over the past several years have not weakened during the market crisis of the last year – in fact, the industry has become even more reliant on servers and network appliances, implying an even greater need for our products. This assertion has been validated by our success in securing additional customers even during the downturn, and the fact that we have not lost a single customer of our 50+ customer base.

        “Second, the major customers that have been drawing down their inventories over the past few quarters are now nearing the depletion level of their stocks, a status that we expect to lead soon to a renewed flow of purchase orders.

        “Last but not least, we have recently introduced an exciting new product family that will take our portfolio to a whole new level, extending our offerings for existing customers, while – even more importantly – opening the door to promising new customers and market segments. Our SETAC SErver To Appliance Converter product line is based on a patent-pending concept that eliminates a painful trade-off currently faced by network appliance providers. We have already secured its first customer, and initial market feedback has been extremely encouraging. As such, we expect the SETAC to become a new driver for our long-term revenues, and, eventually, to allow us to offer full Network Appliance Platform products for the first time.”

        Mr. Orbach concluded, “Overall, we are proud of our continued profitability in today’s difficult reality, and look forward to a return to growth before the end of 2009.”

Conference Call Details:

Silicom’s Management will host an interactive conference today, July 27th, at 9am EDT (6am Pacific Time, 4pm Israel Time) to review and discuss the results. To participate, please call one of the following numbers approximately 10 minutes before that time.

US: 1 888 668 9141 (toll free)
ISRAEL: 03 918 0609 (not toll free)
UK: 0 800 917 5108 (toll free)
INTERNATIONAL: +972 3 918 0609 (not toll free)

        The call will also be broadcast live over the web, through a link accessible from Silicom’s website prior to the call. For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Statements of Income

(US$ thousands, except for share and per share data)

	Three-month period ended June 30,		Six-month period ended June 30,
	2009	2008	2009	2008

Sales	$4,048	$5,172	$9,066	$12,875
Cost of sales	2,438	3,196	5,516	7,641

Gross profit	1,610	1,976	3,550	5,234

Research and development costs	698	827	1,335	1,684
Selling and marketing expenses	443	629	822	1,173
General and administrative expenses	317	382	592	791

Total operating expenses	1,458	1,838	2,749	3,648

Operating income	152	138	801	1,586

Financial income, net	192	262	536	509

Income before income taxes	344	400	1,337	2,095
Income tax expense	88	77	214	36

Net income	$256	$323	1,123	2,059

Basic income per ordinary share	$0.04	$0.05	$0.17	$0.31

Weighted average number of ordinary shares
used to compute basic income per share (in
thousands)	6,696	6,688	6,695	6,676

Diluted income per ordinary share	$0.04	$0.05	$0.16	$0.30

Weighted average number of ordinary shares
used to compute diluted income per share (in
thousands)	6,840	6,770	6,818	6,777

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	June 30, 2009	December 31, 2008

Assets

Current assets
Cash and cash equivalents	$13,641	$14,568
Marketable securities	8,908	8,426
Accounts receivables: Trade, net	4,063	4,849
Accounts receivables: Other	250	353
Inventories	4,880	5,269
Deferred tax assets	192	210

Total current assets	31,934	33,675

Marketable securities	18,597	16,204
Assets held for employees' severance benefits	1,043	1,066
Deferred tax assets	169	234
Property, plant and equipment, net	673	795

Total assets	$52,416	$51,974

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$1,586	$2,681
Other accounts payable and accrued expenses	2,255	2,054

Total current liabilities	3,841	4,735

Liability for employees' severance benefits	1,892	1,905

Total liabilities	5,733	6,640

Shareholders' equity
Ordinary shares and additional paid-in capital	33,328	33,102
Treasury shares	(38)	(38)
Retained earnings	13,393	12,270

Total Shareholders' equity	46,683	45,334

Total liabilities and shareholders equity	$52,416	$51,974